UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 18, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

National Interstate Corporation

File No. 005-80324 - CF#34203

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National Interstate Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the exhibit to a Schedule 13E-3 filed August 16, 2016, as amended.

Based on representations by National Interstate Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit (c)(3)   through March 23, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary